Andbanc Brokerage, LLC
Financial Statement
December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-69759

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Andbanc Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

201 S. Biscayne Blvd., Suite 1100
(No. and Street)

Miami	FL	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Gilman	561-771-0036	rgilman@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Assurance Dimensions, LLC
(Name – if individual, state last, first, and middle name)

3111 N. University Drive	Coral Springs	FL	33065
(Address)	(City)	(State)	(Zip Code)

4/13/2010	5036
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carlos Gribel _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Andbanc Brokerage, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Andbanc Brokerage, LLC
Table of Contents
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of **Andbanc Brokerage, LLC**

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Andbanc Brokerage, LLC** (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Assurance Dimensions

We have served as **Andbanc Brokerage, LLC's** auditor since 2017.
Assurance Dimensions, LLC
Coral Springs, Florida
March 2, 2026

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 7800 Belfort Parkway, Suite 290 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 3111 N. University Drive, Suite 621 | Coral Springs, FL 33065 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com
"Assurance Dimensions" is the brand name under which Assurance Dimensions, LLC including its subsidiary McNamara and Associates, LLC (referred together as "AD LLC") and AD Advisors, LLC ("AD Advisors"), provide professional services. AD LLC and AD Advisors practice as an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable laws, regulations, and professional standards. AD LLC is a licensed independent CPA firm that provides attest services to its clients, and AD Advisors provide tax and business consulting services to their clients. AD Advisors, and its subsidiary entities are not licensed CPA firms.

Andbanc Brokerage, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	44,474
Securities owned, at fair value		3,778,697
Deposit with clearing broker		300,275
Due from clearing broker		652,104
12b1 and trailing fees receivable		150,000
Employee advances		82,817
Prepaid expenses and other assets		86,062
Furniture and equipment, net		48,396
Total Assets		**$ 5,142,825**

Liabilities

Accounts payable and accrued expenses	$	576,191
Commissions payable		57,048
Due to related party		5,903
Total Liabilities		**639,142**

Commitments and contingencies (see Note 10)

Member's Equity 4,503,683

Total Liabilities and Member's Equity $ 5,142,825

See accompanying notes to financial statement.

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Andbanc Brokerage LLC ("the Company") was organized on November 8, 2010 in the State of Florida. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA) as a non-carrying broker/dealer. The Company is a limited liability company pursuant to the Florida Statute. The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker which include corporate debt, equities, and mutual fund securities. The Company does not maintain customer accounts.

Basis of Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606).

All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

The Company generates revenue primarily on a riskless principal transaction basis. The Company records commissions and related clearing expenses on a trade date basis as securities transactions occur and are posted to Company ledgers monthly when the clearing broker remits its monthly statements.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Commission income is earned by providing trade facilitation, execution, clearance and settlement, custody, and trade administration services to customers. Acting as an agent, commission income is generated by the trade execution from the Company's clients' purchases and sales of securities, either on exchanges or over-the-counter, through the purchases of various investment products such as mutual funds, fixed income, options and commodity transactions. In return for such services, the broker dealer charges a commission. Revenues recognized under commission income consist of one performance obligation which is satisfied on trade date. Trade execution performance obligation is satisfied at a point in time.

Mutual fund fee revenue which is a residual commission and is recorded over time as earned. 12b1 and trailing commission revenue is generally based on a percentage of the current market value of the clients' investment holdings in trail-eligible assets. As 12b1 and trailing commission revenue is based on the market value of the clients' investment holdings, this variable consideration is constrained until the market value is determinable.12b1 and trailing commission revenues (commissions that are paid over time, such as 12(b)-1 fees) are recurring in nature and are earned based on the market value of investment holdings in trail eligible assets.

Sub-clearing fees are assessed to sub-brokers for sub-clearing services provided. Revenue recognized under ASC 606 is based on the activity of the sub-broker over time when the performance obligation is satisfied.

Administrative fees are assessed to customer accounts related to continued account Service and Check Handling/Processing. The fee of $150 per quarter is charged in arrears directly to the customer's account, at which time the performance obligation has been fulfilled. The structure is viewed as an at-will agreement under ASC 606, the revenues of which are recognized immediately at a point in time.

The Company earns interest and dividend income from its cash equivalents and securities owned. Interest and dividend income are not within the scope of ASC 606.

Cash Equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements, rather than for investment purposes. For purposes of the statements of cash flows and cash equivalents, the Company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents during the year ended December 31, 2025.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk. The Company did not have any cash in excess of federally insured limits at December 31, 2025. The Company is required to maintain a collateral deposit with its clearing organization of $250,000 which is not federally insured. A deposit of $300,275 exists as of December 31, 2025. The Company also holds investments in a money market mutual fund with its clearing firm. This account is protected by the Securities Investor Protection Corporation ("SIPC") up a maximum of $500,000, including a $250,000 limit for cash. At December 31, 2025, the Company held $3,778,697 in a money market fund, which are considered securities for SIPC purposes but are not insured against market value loss.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on an estimated straight-line basis and a useful life of 5 years. The Company has established $1,000 as the threshold amount for minimum capitalization. Leasehold improvement is stated at cost less accumulated depreciation and amortization.

Income Taxes

The Company has made an election to be treated as a limited liability company under Federal Income tax laws and is viewed as a disregarded entity. The financial statements do not include a provision for income taxes, because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the member's taxable income. As of December 31, 2025, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company did not have accrued interest or penalties associated with any uncertain tax benefits, nor was any interest expense recognized during the year ended December 31, 2025. The Company's 2022 through 2025 tax years are open for examination by federal and state taxing authorities.

Segment Reporting

In November 2023, the FASB issued ASU 2023-07- *Segment Reporting (Topic 280)- Improvements to Reportable Segment Disclosures*, which introduces improvements to the information that a broker dealer discloses about its reportable segments and addresses investor requests for more information about reportable segment expenses. The ASU does not change the current guidance related to the identification of operating segments, the determination of reportable segments, or the aggregation criteria. Rather, the new guidance introduces additional disclosure requirements and expands those requirements to entities with a single reportable segment, not just entities with multiple reportable segments.

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Segment Reporting (Continued)

In identification of operating segments, an operating segment is a component of a broker dealer that has all the following characteristics:

a. It engages in business activities from which it may recognize revenues and incur expenses,

b. Its operating results are regularly reviewed by the entity's Chief Operating Decision Maker ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and

c. Its discrete financial information is available.

The Company has one reportable segment: Brokerage, which generates revenue from customers by charging fees, commissions, and other income for the services it provides to its customers. Such revenue streams can be divided into the following categories: commissions and riskless principal transactions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission; mutual fund 12b-1 fee including sub-clearing income. In connection with this, the Company has identified the CEO as the CODM, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM may also use excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or make member withdrawals. The measurement of segment income, expenses, and net income (loss) reviewed by the CODM is reported on the statement of operations. The measurement of segment assets is reported on the statement of financial condition as total assets. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

2. Deposit With Clearing Organization

A deposit of $300,275 exists with Pershing, LLC. as of December 31, 2025.

3. Receivables From Broker and Dealers

The Company adopted ASC Topic 326 effective January 1, 2023. In accordance with ASC 326, Financial Instruments-Credit Losses, the Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver,

3. Receivables From Broker and Dealers (Continued)

accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

The Company clears all of its securities transactions with Pershing, LLC. Receivables from brokers and dealers consist of net settlement receivables for commissions earned and commissions that had not settled at December 31, 2025. The receivables are short term in nature and resulted in a $652,104 balance at December 31, 2025.

4. 12b1 Fees Receivable

The Company generates mutual fund trailer fees which are recognized when earned. The receivable balance of $150,000 is included in the accompanying statement of financial condition as of December 31, 2025.

5. Related Party Transactions

The Company has an expense sharing agreement with Andbanc Wealth Management ("AWM"), the Company's sole member and a related party.The annual rent to be incurred for the subsequent years will reflect any increments that its holding company will incur under the lease agreement. In addition, AWM acts as a common paymaster for designated employees of the Company plus direct reimbursements for other operating expenses such as telephone, data services, and travel expenditures. The amount due to AWM was $5,903 as of December 31, 2025.

Pursuant to sub-clearing, the Company maintains sub-clearing agreements with two of its affiliates, APW Uruguay S.A. and QWA Uruguay S.A. in which the Company introduces their customers to the clearing broker. For the year ended December 31, 2025, the Company had $59,400 of amounts due for such services included within prepaids and other assets in the accompanying statement of financial condition.

The Company has a reciprocal foreign finder agreement with one of its affiliates. For the year ended December 31, 2025, the Company had $46,144 of amount due from this affiliate included within prepaids and other assets in the accompanying statement of financial condition.

Andbanc Brokerage, LLC
Notes to Financial Statement
December 31, 2025

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6. Fair Value of Financial Instruments

ASC Topic 820, Fair Value Measurement, defined fair value as the price that the Company would sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability.

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1- Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2- Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3- Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions.

Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgement and consideration of factors specific to the instrument.

At December 31, 2025 the carrying amounts reported in the balance sheet for cash, due from clearing broker, prepaid expenses, accounts payable and accrued expenses, commissions payable and due to related party, approximate fair value based on the short-term maturity of these instruments.

6. Fair Value of Financial Instruments (Continued)

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2025
Assets (at fair value)				
Investments in securities				
Money market fund	$ 3,778,697	$ -	$ -	$ 3,778,697
Total investments in securities	$ 3,778,697	$ -	$ -	$ 3,778,697

Mutual funds are held at fair value based on their daily NAV.

<u>Securities Owned, at Fair Value</u>

Securities owned which consist of money market funds are valued at market. As of December 31, 2025, the fair value of the Company's money market fund was $3,778,697.

7. Net Capital and Aggregate Indebtedness Requirement

The Company is subject to Part 240 Rule 15c3-1 of the Securities Exchange Act of 1934 (SEC Rule 15c3-1). SEC Rule 15c3-1 requires the Company to maintain a minimum net capital balance and a maximum ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2025, the Company's net capital balance as defined by SEC Rule 15c3-1 was $3,989,172, which exceeded the minimum requirement of $100,000. At December 31, 2025, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.16 to 1.0.

8. Property and Equipment

Details of property and equipment at December 31, 2025 are as follows:

Furniture & fixtures	$ 57,264
Software	50,000
Leasehold improvements	135,332
	242,596
Less accumulated depreciation	(194,200)
	$ 48,396

9. Employee Advances

In September 2018, the Company agreed to issue advances to two registered representatives in the form of sign on bonus, advances and draws. These agreements were subsequently amended in 2019, 2022 and 2023 to reflect salaries, advances and commissions. There is no balance as of December 31, 2025. The balance of $74,309 as an advance against commissions is reflected in the accompanying statement of financial condition as of December 31, 2025. The remaining interest balance of $21,304 is included in the accompanying statement of financial condition as of December 31, 2025.

In June 2023, the Company entered into an employment agreement with one registered representative in the form of monthly draws payable against commissions and other variable compensation. The registered representative received draws in the amount of $40,000 and had a $8,508 remaining balance as of December 31, 2025 included in advances in the statement of financial condition.

10. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

11. Subsequent Events

The Company has evaluated subsequent events from its year end through March 2, 2026, the date whereupon the financial statements were available to be issued and determined there are no items to disclose.